Mail Stop 3561
                                                                    February
11, 2019

       Xiaoyang Huang
       Chief Executive Officer
       HiTek Global Inc.
       Unit 304, No. 30 Guanri Road, Siming District,
       Xiamen City, Fujian Province, People's Republic of China

                 Re:   HiTek Global Inc.
                       Amendment Nos. 1 and 2 to Registration Statement on Form F-1
                       Filed December 31, 2018 and January 29, 2019
                       File No. 333-228498

       Dear Ms. Huang:

             We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2018 letter.

       Prospectus Cover Page

           1. Your disclosure is unclear as to the price at which you intend to offer your Class A
              Ordinary Shares. On your prospectus cover page, you have inserted a public offering price of $4.00 in the table, however, you also disclose an expected price range at which you will offer your shares in the first paragraph. If you intend to offer your shares at a fixed price of $4.00 until a market for your shares develops, please remove your reference to a price range.

           2. We note your disclosure on the prospectus cover page and in the Underwriting section that the over-subscription allotment may be exercised by a certain date, however, it does not seem practicable to set a particular date given that it cannot be known when the maximum offering amount will be sold, if at all. Please revise. Xiaoyang Huang
HiTek Global Inc.
February 11, 2019
Page 2

Executive Compensation, page 64

    3. Please update your executive compensation disclosure to include your recently completed fiscal year.

Underwriting, page 84

    4. We note that you have granted the underwriter an over-subscription option. The use of an over-subscription option, however, may not be appropriate in an offering being conducted on best efforts, minimum-maximum basis. Tell us how the over-subscription option differs from a traditional over-allotment option that is more commonly used in firm commitment offerings. In this regard, please clarify whether you or the underwriter determines if and when to exercise the over-subscription option and confirm, if true, that in using the over-subscription option, the issuer does not establish a "short" position nor is the option used to cover a "short" position in connection with the best efforts offering.

Exhibit 99.3

    5. Reference is made to the Company's inclusion of audited financial statements in the
       Registration Statement as of December 31, 2018 and 2017 and for each of the two years then ended in the second paragraph. The audited periods currently included in your
       Registration Statement are for the annual periods December 31, 2017 and December 31,
       2016. Please revise.

       We note the following regarding the Company's representations to the
Commission:

           Your representation in number two should confirm the Company is not required to comply with the 12-month updating requirement. Further, it is not clear why the
           Company has referred to an "interim period."

           The Company states in number four that it does not anticipate its audited financial statements for the fiscal year ended December 31, 2017 will be available until early
           April 2018. Since these financial statements are already included in the filing, it appears the Company may have intended to state audited financial statements for the year ended December 31, 2018 will not be available until April 2019.

       Please refer to Instruction 2 to Item 8.A.4 of Form 20-F and revise as appropriate.
 Xiaoyang Huang
HiTek Global Inc.
February 11, 2019
Page 3

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at
(202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products